UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 28, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

DRDGOLD shareholders approve the transaction with Sibanye-Stillwater

Johannesburg, 28 March 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) shareholders are referred to the announcement released on 22 November 2017 ("Transaction Announcement"), and unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the Transaction Announcement.

In terms of the Transaction Announcement, shareholders were advised of, inter alia, the Transaction in terms of which Sibanye-Stillwater will exchange the Selected Assets for c.265 million newly issued DRDGOLD Limited ("DRDGOLD") shares, resulting in Sibanye-Stillwater holding 38% of the issued share capital of DRDGOLD, post the Transaction and be granted a call option to subscribe for the Option Shares during the Option Period so as to attain a 50.1% shareholding in DRDGOLD.

Sibanye-Stillwater is pleased to announce that today (Wednesday, 28 March 2018), the Transaction was approved through the passing of all the required resolutions by DRDGOLD shareholders, which included a waiver of the obligation of Sibanye-Stillwater to make a mandatory offer to the remaining shareholders of DRDGOLD in terms of the provisions of regulation 86 of the Companies Regulations, 2011 ("Waiver"). An application will be made to the Takeover regulation panel to obtain a ruling with regards to the Waiver.

The implementation of the Transaction remains subject to, and conditional on, inter alia, the requisite environmental authorisations and approvals to operate the Selected Assets having been granted to Sibanye-Stillwater. Sibanye-Stillwater shareholders will be advised in due course as to the fulfilment of all outstanding conditions precedent to the Transaction and it is anticipated that this will occur during the second quarter of 2018.

"We are thrilled to be one step closer to realising immediate value for our underutilised surface infrastructure and tailings storage facilities, while retaining upside to the West Rand Tailings Retreatment Project and future growth in DRDGOLD", Sibanye-Stillwater CEO, Neal Froneman commented.

Investor relations contact:
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Corporate Advisor: Qinisele Resources Proprietary Limited
South African Legal Advisor: Werksmans Attorneys

Ends.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 28, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer